CHINA MEDICINE CORPORATION
Guangri Tower, Suite 702
No. 8 Siyou South 1st Street
Yuexiu District
Guangzhou, China 510600

December 16, 2009

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Reynolds Assistant Director

RE:	China Medicine Corporation Registration Statement on Form S-1 Filed December 2, 2009 File No. 333-163443

Ladies and Gentlemen:

China Medicine Corporation (the “Company”) hereby requests an acceleration of the effective date of the above-captioned registration statement to 11:00 A.M., Eastern Time on December 18, 2009, or as soon as possible thereafter.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the registration statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the registration statement. We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the resale of the securities specified in the above registration statement.

Thank you for your consideration of this request. Should you have any questions or require additional information, please contact the undersigned or our counsel, Elizabeth Fei Chen, of Pryor Cashman LLP at (212) 326-0199.

Sincerely,

CHINA MEDICINE CORPORATION

By:	/s/ Senshan Yang
Name: Senshan Yang
Title: Chief Executive Officer